UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

      [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]Form N-SAR

                     For the Period Ended December 31, 2005

                       Commission file number: 333-119234


                             The Flooring Zone, Inc.
                             -----------------------
                             Full Name of Registrant

                                3219 Glynn Avenue
           ----------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                            Brunswick, Georgia 31520
                            ------------------------
                            City, State and Zip Code


Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

X        (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

X        (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Michael Carroll                  (912)                  264-0505
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         Name                            Area Code           Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                    [X] Yes                                     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                                     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates revenue during the year ended December 31, 2005 will be approximately 20% lower than during the year ended December 31, 2004. As a result of significant increases in Cost of Goods Sold and General and Administrative expense we anticipate expenses and net loss during the year ended December 31, 2005 to be approximately 10% and 520% higher respectively, than the expenses and net loss we experienced during the year ended December 31, 2004.


                             The Flooring Zone, Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 31, 2006                               By: /s/ Michael Carroll
                                                      --------------------------
                                                      Michael Carroll, President

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